--------                                        -----------------------------
 FORM 4                                                  OMB APPROVAL
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----- Check this box if no longer               OMB Number:       3235-0287
      subject to Section 16. Form 4             Expires: September 30, 1998
----- or Form 5 obligations may                 Estimated average burden
      continue. SEE Instruction 1(b).           hours per response .... 0.5
                                                -----------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

- ---------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Gendell        Jeffrey                    L.
- ---------------------------------------------------
   (Last)          (First)              (Middle)

   200 Park Avenue
   Suite 3900
- ----------------------------------------------------
                   (Street)

   New York,        New York              10166
- ----------------------------------------------------
   (City)           (State)               (Zip)

- ---------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   Westmoreland Coal Company
   WLB
- ---------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)

- ---------------------------------------------------------------------------

4. Statement for Month/Year

   01/01
- ---------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)

- ---------------------------------------------------------------------------

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [ ] Officer (give title below)
   [X] Other (specify below)

- ---------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
- ---------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED
----------------------------------------------------------------------------
1. Title of Security  2. Trans-  3. Trans-      4. Securities Acquired (A)
   (Instr. 3)            action     action         or Disposed of (D)
                         Date       Code           (Instr. 3, 4 and 5)
                        (Month/    (Instr. 8)  --------------------------
                         Day/      -----------    Amount   (A) or   Price
                         Year)     Code    V               (D)

----------------------------------------------------------------------------
Common Stock            01/02/01      P           25,000    A(2)      $9.00
----------------------------------------------------------------------------
Common Stock            01/03/01      P           22,200    A(2)      $8.97
----------------------------------------------------------------------------
Common Stock            01/08/01      P            3,000    A(2)      $8.41
----------------------------------------------------------------------------
Common Stock            01/09/01      P            8,600    A(2)      $8.98
----------------------------------------------------------------------------
Common Stock            01/11/01      P            3,500    A(2)      $8.79
----------------------------------------------------------------------------
Common Stock            01/12/01      P            4,000    A(2)      $9.04
----------------------------------------------------------------------------
Common Stock            01/18/01      P           30,000    A(2)      $8.80
----------------------------------------------------------------------------
Common Stock            01/18/01      P           20,000    A(3)      $8.80
----------------------------------------------------------------------------
Common Stock            01/22/01      P           67,000    A(2)      $8.80
----------------------------------------------------------------------------
Common Stock            01/22/01      P           35,100    A(3)      $8.80
----------------------------------------------------------------------------
Common Stock            01/23/01      P           66,000    A(2)      $9.30
----------------------------------------------------------------------------
Common Stock            01/23/01      P           34,000    A(3)      $9.30
----------------------------------------------------------------------------
 .                                                                 Page 2 of 4

5. Amount of     6. Ownership        7. Nature of
   Securities       Form: Direct        Indirect
   Beneficially     (D) or Indirect     Beneficial
   Owned at End     (I) (Instr. 4)      Ownership
   of Month                             (Instr. 4)
  (Instr. 3
    and 4)
----------------------------------------------------------------------------
   1,054,443                I                (1)
----------------------------------------------------------------------------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).


TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
----------------------------------------------------------------------------
1. Title of Derivative 2. Conver- 3. Transac- 4. Transac-  5. Number of
   Security (Instr. 3)    sion or    tion Date   tion Code    Derivative
                          Exercise   (Month/     (Instr. 8)   Securities
                          Price of    Day/     ------------   Acquired (A)
                          Deriv-      Year)      Code  V      or Disposed
                          ative                               of (D) (Instr.
                          Security                              3, 4, and 5)
                                                               -------------
                                                                (A)      (D)
----------------------------------------------------------------------------
Convertible Preferred     $14.64     01/12/01       P          3000       0
Stock
----------------------------------------------------------------------------
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6. Date Exer-       7. Title and Amount  8. Price of
   cisable and         of Underlying        Derivative
   Expiration Date     Securities           Security
   (Month/Day/         (Instr. 3 and 4)     (Instr. 5)
   Year)               -------------------
-----------------            Amount or
Date     Expira-      Title  Number of
Exer-    tion                Shares
cisable  Date
----------------------------------------------------------------------------
Anytime     N/A       Common   7,343         $21.79
----------------------------------------------------------------------------

----------------------------------------------------------------------------
9. Number of     10. Ownership     11. Nature of
   Derivative        Form of           Indirect
   Securities        Derivative        Beneficial
   Beneficially      Security:         Ownership
   Owned at          Direct (D) or     (Instr. 4)
   End of Month      Indirect (I)
   (Instr. 4)        (Instr. 4)
----------------------------------------------------------------------------
     4,300              (I)                (1)
----------------------------------------------------------------------------

----------------------------------------------------------------------------


Explanation of Responses

(1) The Reporting Person is the managing member of Tontine Management, L.L.C. ("TM") a Delaware limited liability company, the general partner of Tontine Partners, L.P., a Delaware limited partnership
("TP"). The Reporting Person is also the managing member of Tontine Overseas Associates, L.L.C., a Delaware limited liability company ("TOA"), the investment adviser to Tontine Overseas Fund, Ltd., a Cayman Islands corporation ("TOF"). The Reporting Person directly owns 549,000 shares of the Common Stock. TP directly owns 372,713 shares of Common Stock. TOF directly owns 132,730 shares of Common Stock. All of the convertible preferred stock is held directly by TP.

(2) Common Stock purchased by TP.

(3) Common Stock purchased by TOF.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.


                     /s/ Jeffrey L. Gendell, Managing Member   02/09/01
                         --------------------------------     --------
                         **Signature of Reporting Person        Date



                                                                Page 4 of 4